UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
A Publicly Held Company
Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001 -93 –
Company Registry (NIRE) 353.001.861 -33

MINUTES OF THE 150th MEETING OF THE BOARD OF DIRECTORS
HELD ON MARCH 4 2010

1. DATE, TIME AND PLACE: On March 4 (four) 2010 at 8:30 (eight hours and thirty minutes) a.m. at the registered offices of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, 1510, 14th floor in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2 of Article 18 of CPFL Energia’s Bylaws.

3. ATTENDANCE: The full complement of the members of the Board of Directors (“Board”).

4. CHAIR: Chairman – Pedro Pullen Parente and Secretary - Gisélia Silva.

5. AGENDA OF THE DAY: To examine the resignation request of the Chief Finance and Investor Relations Executive Officer.

6. MATTERS DISCUSSED

(i) Take Cognizance of the resignation of JOSÉ ANTONIO DE ALMEIDA FILIPPO, bearer of ID number 046.390.738, issued by IFP/RJ and registered in the individual tax register (CPF/MF) under the number 750.801.417 -00, from the position of CHIEF FINANCE AND INVESTOR RELATIONS EXECUTIVE OFFICER, as already qualified in the minutes of the meeting of the Board of Directors which elected him on April 29 (twenty-nine) 2009, pursuant to the Resignation Letter submitted to the Company on this date, which is an integral part of these minutes for all intents and purposes of the law and records that he shall continue to exercise his functions until March 8 2010.

The Directors expressed their thanks to Mr. Filippo, recording the competence, professionalism and the ethical posture that characterized his work in the Company and in the controlled companies as well as his significant contribution in the six years that he held his post in the office of Chief Finance and Investor Relations Executive Officer, wishing him success in his new activities; and

(ii) Take Cognizance of the appointment of the Chief Executive Officer, WILSON P. FERREIRA JUNIOR, pursuant to Article 22 of the Company’s Bylaws, to occupy the vacant position as from March 9 (nine). The Chief Executive Officer shall therefore accumulate the functions of Chief Finance and Investor Relations Executive Officer of CPFL Energia until the election of Mr. Filippo’s replacement.

7. CLOSURE: With no further items on the agenda for discussion, the meeting was adjourned, these minutes being drafted, and, having been read and approved, were signed by all attending Board Members and by the Secretary.

CPFL ENERGIA S.A.
A Publicly Held Company
Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001 -93 –
Company Registry (NIRE) 353.001.861 -33

Pedro Pullen Parente	Ricardo Carvalho Giambroni
Francisco Caprino Neto	José Ayres de Campos
Milton Luciano dos Santos	Susana Hanna Stiphan Jabra
Ana Dolores Moura Carneiro de Novaes
Gisélia Silva Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 05, 2010

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.